Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Aquila Rocky Mountain Equity Fund (the "Fund") was held on December 1, 2004. The holders of shares representing 73% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders ( the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			440,043	3,135
		Tucker Hart Adams			440,054	3,124
		Arthur K. Carlson			440,054	3,124
		Gary C. Cornia			439,424	3,754
		Grady Gammage, Jr.		440,054	3,124
		Diana P. Herrmann			440,043	3,135
		Cornelius T. Ryan			439,424	3,754